Via Facsimile and U.S. Mail
Mail Stop 6010

August 21, 2007

Mr. Joseph S. De Vita
Senior Vice President, Chief Financial Officer
  and Assistant Secretary
SeaBright Insurance Holdings, Inc.
2101 4th Avenue, Suite 1600
Seattle, Washington   98121

Re: SeaBright Insurance Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed on March 16, 2007
File No. 000-51124

Dear Mr. De Vita:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

Loss Reserves, pages 15 - 18

1.   You refer to the use of an actuarial consulting firm discussed on pages 16 and 75. The reference to the consultant suggests to an investor that you are placing reliance on the firm. Please confirm that you will include the name of the valuation firm in your next '34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a '33 Act registration statement, a consent from the

valuation specialist must be provided in the '33 Act registration statement. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 52

Critical Accounting Policies, Estimates and Judgments, page 60

2.   Although you identify certain accounting policies as critical, it is not clear from your disclosures the effect that reasonably likely changes in your estimates as of December 31, 2006 may have been expected to have on your future operations and financial position. In responding, please address in disclosure-type format the material implications of the uncertainties associated with the methods, assumptions and estimates underlying the critical accounting measurements of each policy. Consistent with Section V of Financial Reporting Release 72, please provide the following for each critical accounting policy identified in disclosure-type format:

- Your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.
- Specifically address why your accounting estimates or assumptions bear the risk of change.
- Analyze, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

We address the disclosure for your critical accounting policy related to your estimate for unpaid loss and loss adjustment expense in comment four below.

3.   We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also

consider providing any additional information, in disclosure-type format, to achieve this objective.

a.   Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from claims reported.

b.   We acknowledge your disclosure in the business section of the relevant factors considered in the calculation of your loss reserves. Please identify and describe in the critical accounting estimates section the key assumptions that materially affect the reserve estimate. Discuss the following:

1) For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.

2) Explicitly identify and discuss the key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

c.   In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. We did not understand your statement on page 75 that "measuring the degree of variability inherent in the reserve estimates is not possible." It appears that you were able to estimate the potential variability of your loss reserves in prior years. Please refer to the disclosures included on page 44 of your Form S-1 filed on January 7, 2005.

d.   Describe management's policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

1) If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2) When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

e.   It appears that you have significantly revised your provision for losses of insured events of prior years.   Please provide the following to explain the reasons for your change in estimate:

1) Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates. For example, clarify with specificity i) what you mean by your statement on page 56 regarding deflation trends in the paid loss data and ii) how and why you believe the change in California legislature significantly affected your reserve.

2) Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant